November 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Attn: James E. O’Connor and Christina D’Angelo

Re:	Arden Investment Series Trust (“AIST”); Registration No. 811-22701

Dear Mr. O’Connor and Ms. D’Angelo:

We are writing to respond to the comments of the staff of the Securities Exchange and Commission (the “SEC”) that you provided to us by telephone on October 31, 2012 and November 1, 2012 in connection with Pre-Effective Amendment No. 1 to the registration statement of AIST, filed with the SEC on October 26, 2012, relating to its series Arden Alternative Strategies Fund (the “Fund”). The staff’s comments are summarized below, and each is followed by our response.

Comment 1:

We note the Fund’s prospectus and statement of additional information (“SAI”) identify a 10% limit on investments in unaffiliated hedge funds. Please clarify and define “unaffiliated hedge funds” for purposes of the prospectus and SAI.

Response to Comment 1: For purposes of the stated limit, we intend to remove the word “unaffiliated” before “hedge funds” and add the following parenthetical immediately after the reference to the 10% limit in the “More Information about the Fund’s Principal Investment Strategies” section of the prospectus and in the “Additional Information on Portfolio Investments, Strategies and Risks” section of the SAI:

“…(i.e., funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act, excluding any Subsidiary, which shall not be subject to this limitation)”

Comment 2:

Please remove the disclosure that states that substantially all of the hedge funds are expected to be “liquid” and add in the SAI disclosure that any hedge fund investments will be treated as illiquid for purposes of the 15% limitation on illiquid investments.

Response to Comment 2: The requested deletion has been made.

In addition, we will insert the following sentence in the SAI section that describes the 15% illiquid securities limit:

“For purposes of this limitation, any investments in funds relying on Sections 3(c)(1) or 3(c)(7) (except for any Subsidiary) will be treated as illiquid.”

Comment 3:

Provide more detail in the prospectus about which investment-related expenses are carved-out in the expense limitation and reimbursement agreement.

Response to Comment 3: The requested disclosure has been added under the “Investment Adviser” subsection of the “Management” section of the prospectus.

Comment 4:

Please clarify Note 6 to the seed financial statement attached to the SAI with regard to whether the offering and organizational costs are subject to recoupment by the Adviser under the expense limitation and reimbursement agreement.

Response to Comment 4: The requested clarification has been added.

We hope that these responses adequately address your comments. AIST accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. AIST acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. AIST further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George Silfen
George Silfen